

05040007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

3-21-05 R

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53363

SEC MAIL RECEIVED PROCESSING MAR 1 2005 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Equitec Proprietary Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
111 W. Jackson Boulevard, 20th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred Goldman (312) 692-5000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

233 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05 S.S

OATH OR AFFIRMATION

I, Fred Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Equitec Proprietary Markets, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Title

Official Seal
LINDA M. DARLING
Notary Public - State of Illinois
My Commission Expires Apr. 30, 20[illegible]

Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Members' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x) (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
(x) (n) Independent Auditors' Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Equitec Proprietary Markets, LLC

We have audited the accompanying statement of financial condition of Equitec Proprietary Markets, LLC (the Company) as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitec Proprietary Markets, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 18, 2005

Equitec Proprietary Markets, LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 392,842
Securities and derivative contracts owned	257,334,900
Receivable from brokers and exchange	593,933
Dividends and interest receivable	178,641
Exchange membership, at cost (fair value $25,000)	44,000
Other assets	778,788
Total assets	$ 259,323,104
Liabilities and member's equity	
Liabilities:	
Securities and derivative contracts sold, not yet purchased	$ 178,480,163
Payable to clearing broker	73,512,427
Accounts payable, accrued expenses, and other liabilities	1,098,588
Total liabilities	253,091,178
Member's equity	6,231,926
Total liabilities and member's equity	$ 259,323,104

See notes to financial statements.

1. Organization and Nature of Business

Equitec Proprietary Markets, LLC (EPM or the Company) was organized as an Illinois limited liability company (LLC) and commenced operations on June 1, 2001. The Company is a registered securities broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (CBOE), Chicago Board of Trade (CBOT), American Stock Exchange (AMEX), Pacific Stock Exchange (PCX), Philadelphia Stock Exchange (PHLX), Boston Options Exchange (BOX) and Options Clearing Corporation (OCC). The Company primarily engages in the proprietary trading of equities, exchange-traded options contracts, and futures contracts. The Company is a market-maker on most major exchanges and a specialist in options on various exchanges. The Company also provides options brokerage execution for affiliated and nonaffiliated customers. Equitec Group, LLC (EGL) is the sole member of the Company.

The Company clears its securities transactions on a fully disclosed basis through First Options Clearing, a division of Goldman Sachs Execution and Clearing, L.P. (the clearing broker).

2. Significant Accounting Policies

Securities and Derivative Contracts Owned and Securities and Derivative Contracts Sold, Not Yet Purchased

Securities and derivative contracts owned and securities and derivative contracts sold, not yet purchased, and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are stated at market or fair value with related changes in unrealized appreciation or depreciation reflected in net trading revenues. Market value is generally based on published market prices or other relevant factors including broker or dealer price quotations.

Cash and Cash Equivalents

The Company has defined cash equivalents as short-term, highly liquid investments, including money market funds, that are not held for sale in the ordinary course of business.

2. Significant Accounting Policies (continued)

Payable To Clearing Broker

Included in payable to clearing broker are unsettled trades, unrealized gains and losses on futures contracts, and collateralized financing of proprietary positions. The Company's principal source of short-term financing is provided by the clearing broker from whom it can borrow on an uncommitted basis against its proprietary securities positions, subject to collateral maintenance requirements.

The Company, pursuant to a customary agreement, conducts business with one clearing broker for its trading activities. Substantially all of the assets and liabilities of the Company reflected in the statement of financial condition are positions with and amounts due from or to this clearing broker. In the event the clearing broker is unable to fulfill its obligations, the Company would be subject to credit risk.

Receivables From Brokers and Exchange

Accounts receivable from brokers and exchange include amounts due from brokers for options brokerage execution and brokerage commission rebates receivable from the Pacific Stock Exchange.

Futures Transactions

Futures contracts and options on futures contracts are valued at market value based on exchange settlement prices. Unrealized gains and losses on futures contracts and options on futures contracts are included in net trading revenue in the statement of operations.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments, and their fair values approximate their carrying amounts in the statement of financial condition.

Brokerage Execution Income

Brokerage execution income is derived from executed options for affiliated and nonaffiliated customers.

2. Significant Accounting Policies (continued)

Income Taxes

The Company operates as a single member limited liability company and is not subject to federal income taxes. Instead, the sole member is responsible for including the taxable income or loss of the Company in its income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Securities and Derivative Contracts Owned and Securities and Derivative Contracts Sold, Not Yet Purchased

At December 31, 2004, securities and derivative contracts owned and securities and derivative contracts sold, not yet purchased by the Company were comprised as follows:

	Owned	Sold, Not Yet Purchased
Equities	$ 99,987,837	$ 42,883,769
U.S. government obligations	1,440,257	–
Options	142,628,118	125,652,532
Options on futures contracts	13,278,688	9,943,862
	$ 257,334,900	$ 178,480,163

All equity securities owned are pledged to the clearing broker on terms that permit it to sell or repledge the securities to others, subject to certain limitations. The U.S. government obligations are pledged to the Options Clearing Corporation as of December 31, 2004.

3. Securities and Derivative Contracts Owned and Securities and Derivative Contracts Sold, Not Yet Purchased (continued)

Equity securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of equity securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

4. Related Party Transactions

EGL performs the payroll function for the Company. The Company reimburses EGL for compensation and benefit amounts paid on behalf of the Company. Included in other assets is $264,836 receivable from affiliates.

EGL pays rent expense on behalf of EPM and is reimbursed by EPM. Rent expense was $27,514 for the year ended December 31, 2004.

Included in brokerage execution and other income is $174,800 and $648,378 of options brokerage execution and order routing income, respectively, charged by EPM to affiliated entities.

5. Derivative Financial Instruments

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into transactions in exchange-traded options and futures contracts. These derivative financial instruments may have market risk in excess of the amounts recorded in the statement of financial condition.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

5. Derivative Financial Instruments (continued)

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. All of the Company's derivative contracts are exchange-traded contracts. For exchange-traded contracts, the clearing corporation bears the risk of delivery to and from counterparties to specific positions.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2004, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the Company's expected future cash requirements, as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2004, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

6. Commitments and Contingencies

The Company has been named as one of several defendants in a lawsuit relating to its market maker activities. The management of the Company intends to vigorously defend itself in this case. While the ultimate outcome of this lawsuit is currently unknown, management does not believe it will have a material adverse effect on the operations or members' equity of the Company.

7. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits the Company from engaging in any securities transactions at a time when its net capital is less than the greater of $100,000 or 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule. Net capital and ratios can fluctuate daily.

At December 31, 2004, the Company had net capital of $4,022,667, which was $3,922,667 in excess of its required net capital of $100,000, and its ratio of aggregate indebtedness to net capital was 0.27 to 1.

Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2004, the Company was in compliance with all such requirements.